QuickLinks -- Click here to rapidly navigate through this document

Management's Discussion and Analysis
for the three months ended March 31, 2008

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of May 12, 2008, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the period ended March 31, 2008. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three months ended March 31, 2008.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in the "Risk Analysis" section and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of the Goldcorp Inc. ("Goldcorp") asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

        The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2008	2007	Change	% Change
Operating Highlights
Gold equivalent ounces
Produced(a)	331,784	389,394	(57,610)	(15%	)
Sold(a)	356,864	378,167	(21,303)	(6%	)
Financial Highlights
Metal sales	$330.2	$245.7	$84.5	34%
Cost of sales(b)	$168.3	$124.1	$44.2	36%
Accretion and reclamation expense	$4.2	$3.0	$1.2	40%
Depreciation, depletion and amortization	$37.8	$30.3	$7.5	25%
Operating earnings	$81.8	$59.0	$22.8	39%
Net earnings	$70.9	$68.5	$2.4	4%
Basic earnings per share	$0.12	$0.16	$(0.04)	(25%	)
Diluted earnings per share	$0.11	$0.15	$(0.04)	(27%	)
Cash flow from operating activities	$76.3	$90.2	$(13.9)	(15%	)
Average realized gold price per ounce	$929	$650	$279	43%
Cost of sales per equivalent ounce sold(c)	$472	$328	$144	44%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2008 was 52.57:1, compared with 48.89:1 for the first quarter of 2007.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

2.     Impact of Key Economic Trends

        Kinross' 2007 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2007 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the first quarter of 2008 based on the London PM Fix gold price was $925 per ounce, ranging in price from a low of $847 per ounce to a high of $1,011 per ounce. This price compares with an average of $650 per ounce during the first quarter of 2007. The Company realized an average price of $929 per ounce on its sales of gold during the quarter as compared to an average price of $650 per ounce in the first quarter of 2007.

Foreign currencies

        The Company's non-U.S. operations, which are located in Brazil, Chile and the Russian Federation, have a portion of their operating costs and capital expenditures denominated in the local currency. In the first quarter of 2008, the Chilean peso, Brazilian real and Russian rouble all appreciated in value against the U.S. dollar during the first quarter of 2008.

Inflationary cost pressures

        Rising development and operating costs with respect to labour, energy and consumables continue to negatively impact the Company's profitability. Mining is an energy intensive activity, especially in open-pit mining, so energy prices can have a significant impact on financial results. All operations experienced higher fuel costs in the first quarter of 2008 as compared to the same period in 2007. Electricity prices have also increased as demand continues to increase for diesel fuel and natural gas, which is used to drive electric generators.

3.     Outlook

        As previously announced, the Company expects 2008 production to grow to approximately 1.9 million to 2.0 million gold equivalent ounces and to 2.5 million to 2.6 million gold equivalent ounces in 2009.

        Projects currently underway are the Kupol mine, the Paracatu and Fort Knox expansion projects and the Kettle River-Buckhorn mine. Total capital expenditures in 2008 are expected to be approximately $752 million.

        Exploration and business development is expected to be approximately $60 million. The Company anticipates that reclamation spending will be approximately $13 million.

        It is expected that the Company's existing cash balances, which includes the proceeds on the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities will be sufficient to fund operations and exploration, capital and reclamation programs in 2008.

4.     Developments

Project Updates

Kupol project

        Progress on the Kupol project continues on target, with gold and silver production expected in May 2008. All major equipment has been installed, and progress continues on piping and electrical work, and leach tank installation is almost complete. Testing of mill equipment, crusher equipment and conveyor has commenced and ore is now being processed. Both underground and open-pit development continue to progress well although arctic winter conditions and equipment availability have created some delays, but are not expected to impact the timing of commissioning of the mine. Some 430,000 tonnes of ore have been stockpiled in anticipation of commencement of production. Capital expenditures for 2008 are expected to increase by approximately $10 million as a result of the decision to buy the Kupol fuel transport fleet, as opposed to subcontracting for these services as originally planned. The Company intends to provide a final capital amount for the project once commissioning is complete.

Paracatu expansion

        The Paracatu expansion project is scheduled for start-up in July 2008, with physical construction approximately 89% complete and $476 million spent or committed as at March 31, 2008. The crushing, conveying and stockpiling facilities are near completion and testing of these facilities began in May 2008. All mining equipment is now on site, the electric shovel is being erected and training for mobile equipment operators is in progress. Capital expenditures at Paracatu are expected to increase by approximately $10 million as a result of accelerating the purchase of mobile equipment from 2009 to 2008. The Company intends to provide a total capital amount for the project once commissioning is complete, which may be in the range of 5% to 8% in excess of the project budget, depending upon final costs and foreign exchange rates.

Kettle River — Buckhorn project

        The Buckhorn project was approximately 90% complete as of March 31, 2008, with $68 million in capital having been committed or spent. Construction of buildings and support facilities is expected to conclude in the second quarter. Haul road construction is expected to be completed in the third quarter. Underground mine development is proceeding from two portals and gold production is expected to commence in October 2008.

        Kinross has all permits and authorizations necessary to complete development and initiate commercial mining operations at Buckhorn. Project opponents appealed certain of these permits and authorizations in 2006 and 2007. In April of 2008, Kinross reached a settlement agreement with project opponents pursuant to which all of these appeals have been dismissed with prejudice. The settlement terms primarily focus on environmental monitoring and mitigation measures, and in the funding of additional wetland, habitat and fisheries restoration and improvement projects in the Okanogan Highlands.

Fort Knox Project

        Kinross has accelerated the schedule of the Fort Knox project in order to bring additional ounces expected from the project into production sooner. Based on the revised schedule, production from the project is now expected to begin in mid-2009 instead of the end of 2009. The accelerated schedule will result in the Company advancing approximately $35 million of capital expenditures from 2009 to 2008. The total expected capital expenditure for 2008 and 2009 remains unchanged at $175 million.

Acquisition of Bema Gold Corporation

        As a result of the acquisition by Kinross of 100% of the outstanding shares of Bema Gold Corporation ("Bema") on February 27, 2007, the consolidated results of operations include the results of these acquired operations commencing on that date.

        Total consideration for Bema was $2.9 billion, consisting primarily of shares issued by Kinross, as acquirer. The acquisition is accounted for as a purchase business acquisition. The value of the shares issued is based on the five-day weighted average closing price on the New York Stock Exchange, two days prior, the day of and two days after the day of announcement of the acquisition, November 6, 2006.

Kinross shares issued	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

$2,888.2

        The Company has finalized the allocation of the purchase price as outlined below.

Total current assets	$121.4
Property, plant and equipment (including mineral interests)	1,586.4
Other long-term assets	142.3
Total liabilities	(820.5)
Goodwill	1,858.6

Total purchase price	$2,888.2

Disposition of Kubaka

        On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximately 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition.

Hammond Reef Project

        The Hammond Reef Project ("HRP") consists of certain mining claims in Northern Ontario, in which Kinross currently holds a 100% registered interest and a 40% beneficial interest. Under an Option Agreement (the "Option") dated March 21, 2006, Brett Resources Inc. ("Brett") was granted an option to earn a 60% interest in the HRP in exchange for incurring expenditures of $5.0 million and delivering to Kinross 1,000,000 shares in Brett. Under the Option, Brett has incurred the necessary level of expenditures and issued all of the shares to Kinross and has exercised the Option to acquire the 60% interest in the HRP. On March 27, 2008, Kinross and Brett entered into a letter of intent (the "Brett LOI") whereby Brett would acquire Kinross' 100% interest in the HRP. Pursuant to the Brett LOI, Brett will issue an additional 14.0 million shares in Brett and grant a 2% net smelter return royalty in exchange for Kinross' remaining 40% interest. The transaction is expected to close in the second quarter of 2008.

Louisiana Land and Exploration Company Royalty

        A royalty payment known as the Louisiana Land and Exploration Company ("LL&E") royalty applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalty payments total $60.0 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer, however, the transaction has not yet been completed.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended March 31,
(in millions, except ounces and per share amounts)	2008	2007	Change	% Change
Operating Statistics
Gold equivalent ounces
Produced(a)	331,784	389,394	(57,610)	(15%	)
Sold(a)	356,864	378,167	(21,303)	(6%	)
Gold ounces — sold	305,176	327,735	(22,559)	(7%	)
Silver ounces — sold	2,717,276	2,434,321	(282,955)	(12%	)
Average realized gold price ($/ounce)	$929	$650	$279	43%
Financial Data
Metal sales	$330.2	$245.7	$84.5	34%
Cost of sales(b)	$168.3	$124.1	$44.2	36%
Accretion and reclamation expense	$4.2	$3.0	$1.2	40%
Depreciation, depletion and amortization	$37.8	$30.3	$7.5	25%
Operating earnings	$81.8	$59.0	$22.8	39%
Net earnings	$70.9	$68.5	$2.4	4%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2008 was 52.57:1, compared with 48.89:1 for the first quarter of 2007.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2008 vs. first quarter 2007

        Kinross produced 331,784 gold equivalent ounces in the first quarter of 2008, down from 389,394 ounces in the first quarter of 2007. The decrease in production was due to the expected net reduction in ounces produced as a result of the asset swap transaction with Goldcorp, and also to short-term operational issues at Fort Knox, Round Mountain and La Coipa. The decrease was partially offset with additional ounces from Maricunga due to the acquisition of the 50% that Kinross did not previously own in the Bema acquisition in February 2007. As a result of a lower number of ounces produced and the impact of the disposal of PJV and Musselwhite in December 2007, gold equivalent sales were 356,864 ounces in the first three months of 2008, a decrease of 21,303 ounces from the same period in 2007. Ounces sold were down at Round Mountain and Crixás, which was offset in part by increases at La Coipa, due to the additional ounces gained through the asset swap transaction, increases at Maricunga due to the Bema acquisition, and an increase in ounces sold at Fort Knox, as 12,000 ounces produced in 2007 were sold in 2008.

        Metal sales increased to $330.2 million in the first three months of 2008 as compared to $245.7 million in the same period in 2007 due to a higher realized gold price, offset in part by the lower number of gold equivalent ounces sold. Cost of sales increased due to higher consumable costs at most operations; the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar; increased maintenance-related costs at Maricunga; reduced production at Fort Knox, Round Mountain, and La Coipa; and increased price-based royalties at Round Mountain and Fort Knox. Depreciation, depletion and amortization increased as capital additions and pit expansions undertaken in 2007 were placed into production in 2008.

Operating Earnings by Segment

	Three months ended March 31,
(in millions)	2008	2007	Change	% Change(f)
Fort Knox	$28.3	$14.8	$13.5	91%
Round Mountain	22.2	28.1	(5.9)	(21%	)
Paracatu	15.7	8.0	7.7	96%
La Coipa(a)	21.6	15.7	5.9	38%
Maricunga(b)	19.6	6.5	13.1	202%
Crixás	9.8	8.3	1.5	18%
Julietta(c)	0.5	(1.5)	2.0	nm
Kettle River	(1.9)	(1.9)	—	0%
Porcupine Joint Venture	—	4.9	(4.9)	nm
Musselwhite	—	0.2	(0.2)	nm
Other operations(d)	(1.2)	(2.9)	1.7	59%
Corporate(e)	(32.8)	(21.2)	(11.6)	(55%	)

Total	$81.8	$59.0	$22.8	39%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.
(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(d)
"Other operations" include Kubaka.
(e)
"Corporate" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(f)
'nm' means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended March 31,
	2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,471	4,261	2,210	52%
Tonnes processed (000's)	3,095	2,981	114	4%
Grade (grams/tonne)	0.80	0.98	(0.18)	(18%	)
Recovery	82.3%	88.3%	(6% )	(7%	)
Gold equivalent ounces:
Produced	65,394	82,714	(17,320)	(21%	)
Sold	76,954	72,765	4,189	6%
Financial Data (in millions)
Metal sales	$71.2	$47.5	$23.7	50%
Cost of sales(a)	35.3	23.8	11.5	48%
Accretion and reclamation expense	0.2	0.3	(0.1)	(33%	)
Depreciation, depletion and amortization	7.1	8.0	(0.9)	(11%	)

	28.6	15.4	13.2	86%
Exploration	0.2	0.5	(0.3)	(60%	)
Other	0.1	0.1	—	0%

Segment Earnings	$28.3	$14.8	$13.5	91%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2008 vs. first quarter 2007

        Gold equivalent ounces produced were 65,394 in the first quarter of 2008, a decrease of 21% when compared to the first quarter of 2007, due to a lower recovery rate and lower grade. The lower grade was due to mining from an area of the pit where the ore is historically harder and of a lower grade than in areas mined in the same period in 2007. Tonnes of ore processed increased due to the implementation of a pebble reject system in late 2007. SAG mill pebbles, rather than being re-processed through the plant, are now being stockpiled to be used as liner cover for the heap leach pad. This has increased mill throughput by approximately 90,000 tonnes per month. The pebble reject system has resulted in a decrease in the recovery rate through the mill, which is expected to be more than offset by increased throughput in the mill and recovery of gold in the pebbles through the leaching process. The recovery rate was also negatively impacted by the presence of traces of molybdenum in the ore. Gold equivalent ounces sold in the first quarter of 2008 increased to 76,954 ounces from 72,765 ounces in the first quarter of 2007. This increase reflects 12,000 ounces that were produced in late 2007 and sold in 2008.

        The increase in metal sales in the first quarter of 2008 as compared to the same period in 2007 is primarily due to an increase in the price of gold, and the sale of 12,000 ounces that had been produced in 2007. Cost of sales is higher by 48% in the first three months of 2008 compared to the first three months of 2007 primarily as a result of higher costs for electricity and diesel fuel, reflecting higher prices and higher consumption due to longer hauls from the pit. During the first quarter of 2008 compared to the first quarter in 2007, depreciation, depletion and amortization expense was down to $7.1 million due to increases in reserves, offset in part by capital additions.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended March 31,
	2008	2007	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	5,145	5,975	(830)	(14%	)
Tonnes processed (000's)(b)	10,977	9,557	1,420	15%
Grade (grams/tonne)	0.51	0.47	0.04	9%
Gold equivalent ounces:
Produced	63,604	84,280	(20,676)	(25%	)
Sold	59,191	83,720	(24,529)	(29%	)
Financial Data (in millions)
Metal sales	$54.8	$55.0	$(0.2)	(0%	)
Cost of sales(c)	26.0	24.2	1.8	7%
Accretion and reclamation expense	0.4	0.4	—	0%
Depreciation, depletion and amortization	5.9	1.7	4.2	247%

	22.5	28.7	(6.2)	(22%	)
Exploration	0.3	0.6	(0.3)	(50%	)

Segment earnings	$22.2	$28.1	$(5.9)	(21%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2008 vs. first quarter 2007

        During the first quarter of 2008, reduced production was due to unanticipated crusher repairs contributed to a 25% decrease in gold equivalent ounces produced to 63,604 ounces as compared to the first quarter of 2007. This reduced production impacted gold equivalent ounces sold, with 59,191 ounces sold in the first three months of 2008 compared to 83,720 ounces in the same period in 2007.

        Due to a higher gold price in the first quarter of 2008 as compared to that realized in the first quarter in 2007, metal sales remained the same, despite lower gold equivalent ounces sold. Cost of sales increased 7% to $26.0 million in the first three months of 2008 as compared to the same period in 2007, the result of rising costs for fuel, wages and revenue-based royalties, offset in part by lower gold sales. Depreciation, depletion and amortization expense increased to

$5.9 million in the first quarter of 2008 as compared to $1.7 million in the corresponding period in 2007, reflecting the higher asset base primarily due to the expansion efforts. The decrease in exploration expense in the first three months of 2008 as compared to the same period in 2007 is the result of curtailment of the underground exploration activities undertaken in 2007.

Paracatu (100% ownership and operator) — Brazil

	Three months ended March 31,
	2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,608	4,686	(78)	(2%	)
Tonnes processed (000's)	4,791	4,633	158	3%
Grade (grams/tonne)	0.37	0.35	0.02	6%
Recovery	77.9%	76.9%	1.0%	1%
Gold equivalent ounces:
Produced	43,236	40,732	2,504	6%
Sold	42,465	43,984	(1,519)	(3%	)
Financial Data (in millions)
Metal sales	$39.5	$28.5	$11.0	39%
Cost of sales(a)	19.2	16.0	3.2	20%
Accretion and reclamation expense	0.3	0.2	0.1	50%
Depreciation, depletion and amortization	3.2	3.1	0.1	3%

	16.8	9.2	7.6	83%
Exploration	0.1	0.3	(0.2)	(67%	)
Other	1.0	0.9	0.1	11%

Segment earnings	$15.7	$8.0	$7.7	96%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2008 vs. first quarter 2007

        In the first quarter of 2008, gold equivalent ounces produced increased 6% to 43,236 ounces compared to 40,732 ounces in the first quarter of 2007. This reflects a 3% increase in tonnes processed, improved grade to 0.37 grams per tonne ("gpt") and a higher recovery rate. Gold equivalent ounces sold was 42,465 ounces in the first three months of 2008, a decrease of 1,519 ounces from the same period in 2007.

        Revenue from metal sales increased 39% to $39.5 million in the first three months of 2008 as compared to $28.5 million in the first three months of 2007, primarily due to the higher gold price, offset in part by the reduction in ounces sold. Cost of sales was $19.2 million in the first quarter of 2008, an increase of 20% over the first quarter of 2007 primarily due to cost increases caused by the appreciation of the Brazilian real as compared to the U.S. dollar and increases in the cost of consumables. In particular, more expensive grinding material was used to process the harder ore that was mined in the first quarter of 2008 as compared to the ore mined in the same period in 2007. Depreciation, depletion and amortization expense remained constant in the first quarter of 2008 as compared to the same period of 2007, and accretion and reclamation expense increased to $0.3 million. Exploration expenses were lower in the first three months of 2008 as exploration activities were reduced as the site focused on the expansion project. (See Section 4 — Developments)

La Coipa (100% ownership and operator; 2007: 50% ownership; Goldcorp 50% and operator) — Chile(d)

	Three months ended March 31,
	2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	143	909	(766)	(84%	)
Tonnes processed (000's)(a)	1,164	783	381	49%
Grade (grams/tonne)
Gold	0.83	0.79	0.04	5%
Silver	76.76	281.68	(204.92)	(73%	)
Recovery
Gold	81.3%	59.9%	21.4%	36%
Silver	63.4%	73.7%	(10.3% )	(14%	)
Gold equivalent ounces(b):
Produced	60,893	56,295	4,598	8%
Sold	80,654	48,026	32,628	68%
Silver ounces produced (000's)	1,862.2	2,502.1	(639.9)	(26%	)
Silver ounces sold (000's)	2,511.7	2,136.1	375.6	18%
Financial Data (in millions)
Metal sales	$73.3	$31.4	$41.9	133%
Cost of sales(c)	36.1	9.7	26.4	272%
Accretion and reclamation expense	2.0	0.3	1.7	567%
Depreciation, depletion and amortization	12.0	5.0	7.0	140%

	23.2	16.4	6.8	41%
Exploration	1.1	0.6	0.5	83%
Other	0.5	0.1	0.4	400%

Segment earnings	$21.6	$15.7	$5.9	38%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first three months of 2008 was 52.27:1, compared with 48.89:1 for the first three months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

First quarter 2008 vs. first quarter 2007

        During the first quarter of 2008, as compared to the same period in 2007, gold equivalent production decreased 46% to 60,893 ounces on a 100% basis (30,446 ounces on a 50% basis). In the prior year, La Coipa produced 56,295 gold equivalent ounces, representing Kinross' 50% share in the first quarter of 2008. Total tonnes of ore mined were down to 143,000 tonnes from 909,000 tonnes in the first quarter of 2007, both on a 100% basis, as a result of a pit wall failure in January, which blocked access to the Coipa Norte pit. Production was supplemented from stockpiled ore, resulting in an overall decrease in processed ore to 1,164,000 tonnes in the first three months of 2008 on a 100% basis, from 783,000 tonnes in the corresponding period in 2007. The stockpiled ore used in the first quarter of 2008 contained a lower grade of silver ore of 76.76 gpt as compared to 281.68 gpt in the first quarter of 2007. Gold grade increased to 0.83 gpt, and recovery of gold improved to 81.3% in the first three months of 2008, compared to a recovery rate of 59.9% in the first three months of 2007. Gold equivalent ounces sold were 80,654 ounces in the first three months of 2008, on a 100% basis, which included approximately 20,000 ounces produced in late 2007. This represented an overall decrease of 16% from the 96,052 gold equivalent ounces sold in the first three months of 2007, on a 100% basis.

        Metal sales in the first quarter of 2008 were $73.3 million as compared to $31.4 million for the corresponding period in 2007. This reflects an increase of approximately 17% on a 100% basis, due to a higher gold price, offset in part by lower gold equivalent ounces sold. During the first quarter of 2008, cost of sales was $36.1 million, an increase of $16.7 million on a 100% basis. This is due to the increase to fair value of the cost of inventory acquired in the asset swap transaction with Goldcorp, increases in fuel and grinding materials, and other consumables. Accretion and reclamation expense increased by $1.7 million in the first three months of 2008 as compared to the same period in 2007, reflecting Kinross' additional interest in La Coipa, higher input costs and an increase in the accrued reclamation obligation. An increase in depreciation, depletion and amortization expense of 20% on a 100% basis was the result of the addition of capital equipment that was put into production. Exploration costs remained constant in comparison to the first quarter of 2007.

Maricunga(a) (100% ownership and operator; 2007: 50% ownership and operator) — Chile

	Three months ended March 31,
	2008	2007	Change	% Change(e)
Operating Statistics(a)(b)
Tonnes ore mined (000's)(c)	3,842	3,976	(134)	(3%	)
Tonnes processed (000's)(c)	3,903	4,002	(99)	(2%	)
Grade (grams/tonne)	0.71	0.76	(0.05)	(7%	)
Gold equivalent ounces:
Produced	61,379	41,040	20,339	50%
Sold	61,800	37,995	23,805	63%
Financial Data (in millions)
Metal sales	$57.6	$24.5	$33.1	135%
Cost of sales(d)	34.1	15.4	18.7	121%
Accretion and reclamation expense	—	—	—	nm
Depreciation, depletion and amortization	3.9	2.0	1.9	95%

	19.6	7.1	12.5	176%
Exploration	—	0.6	(0.6)	(100%	)
Other	—	—	—	nm

Segment earnings	$19.6	$6.5	$13.1	202%

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Tonnes of ore mined/processed represents 100% of mine production.
(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(e)
"nm" means not meaningful.

First quarter 2008 vs. first quarter 2007

        During the first quarter of 2008, gold equivalent ounces produced at Maricunga increased to 61,379 ounces as compared to 41,040 ounces in the corresponding period in 2007, as a result of the additional 50% of the mine acquired as part of the Bema acquisition in February 2007. On a 100% basis, production was relatively constant with an increase of 2% over the same period. As expected, ore grade was 0.71 gpt in the first quarter of 2008 due to mining in a different area of the pit than during the same period in 2007. Gold equivalent ounces sold increased to 61,800 ounces in the first three months of 2008 compared to the first three months of 2007 due to the addition of ounces acquired in the Bema acquisition.

        Metal sales were $57.6 million for the first three months of 2008 as compared to $24.5 million in the corresponding period in 2007 as additional ounces were sold on Kinross' account. Sales increased approximately 59% on a 100% basis as a result of a higher gold price in the first quarter of 2008 as compared to the first quarter of 2007, plus additional ounces sold. Cost of sales increased approximately 61% on a 100% basis due to the impact of the appreciation of the Chilean peso against the U.S. dollar, increases in revenue-based royalty costs, increased costs for energy, fuel, propane and blasting materials and high costs for plant maintenance and contractors. Depreciation, depletion and amortization expense was $3.9 million for the first three months of 2008 as compared to $2.0 million in the same period in 2007, an increase of 50% on a 100% basis, due to an increase in the capital asset base and increased sales quantities.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended March 31,
	2008	2007	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	198	202	(4)	(2%	)
Tonnes processed (000's)(a)	198	202	(4)	(2%	)
Grade (grams/tonne)	6.79	7.69	(0.90)	(12%	)
Recovery	95.6%	95.0%	0.6%	1%
Gold equivalent ounces:
Produced	20,630	23,740	(3,110)	(13%	)
Sold	19,974	27,503	(7,529)	(27%	)
Financial Data (in millions)
Metal sales	$18.4	$17.7	$0.7	4%
Cost of sales(b)	5.9	6.2	(0.3)	(5%	)
Accretion and reclamation expense	0.1	—	0.1	nm
Depreciation, depletion and amortization	2.4	3.0	(0.6)	(20%	)

	10.0	8.5	1.5	18%
Exploration	0.1	0.1	—	0%
Other	0.1	0.1	—	0%

Segment earnings	$9.8	$8.3	$1.5	18%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

First quarter 2008 vs. first quarter 2007

        Gold equivalent production in the first three months of 2008 was 20,630 ounces, a decrease of 3,110 ounces, or 13%, from the same period in 2007 even though tonnes processed decreased 2%. The primary reason was a lower ore grade of 6.79 gpt as compared to 7.69 gpt in 2007, offset by a 1% improvement in the recovery rate. Gold equivalent ounces sold were 19,974 ounces in the first quarter of 2008, a decrease of 27% compared to the first quarter of 2007, due to lower production and the impact of gold production in the fourth quarter of 2006 being included in ounces sold in the first quarter of 2007.

        Metal sales increased by 4% to $18.4 million in the first three months of 2008 as compared to $17.7 million in the corresponding period in 2007 due to a higher gold price, offset in part by the reduced gold equivalent ounces sold. Cost of sales in the first quarter of 2008 as compared to the first quarter of 2007 decreased to $5.9 million, a 5% decrease from the same period in 2007. This was due to the lower number of ounces sold, offset in part by higher costs due to the appreciation of the Brazilian real as compared to the U.S. dollar. Cost of sales was lower in the first three months of 2008 compared to the first three months of 2007 due to lower sales levels, offset in part by higher costs for labour and consumables, in the first quarter of 2008 as compared to the same period in 2007. Depreciation, depletion and amortization expense was down to $2.4 million in the three months ended March 31, 2008 as compared to the same period in 2007 due to the reduction in production levels.

Julietta (90% ownership and operator) — Russian Federation

First quarter 2008 vs. first quarter 2007

        Gold equivalent ounces produced in the first quarter of 2008 were 16,648 ounces as compared to 7,763 ounces in 2007, for the period from February 27, 2007 to March 31, 2007 as a result of the Bema acquisition. Gold equivalent ounces sold in the first quarter of 2008 as compared to the first quarter of 2007 were 15,826 ounces compared to 14,086 ounces, which included the sale of inventory in March 2007 that had been acquired in the acquisition.

        During the first quarter of 2008, metal sales were $15.1 million, as compared to $8.4 million to Kinross' account in the first quarter of 2007. Cost of sales increased to $11.7 million from $6.9 million in the first quarter of 2008 as compared to the first quarter of 2007, due to the increase in ounces produced and higher operating costs. Depreciation, depletion and amortization increased by $0.3 million when comparing the first quarter of 2007 to the corresponding period in 2008.

Other Operating Segments

        Included in other operating segments is the Kupol project which is scheduled to begin production in the second quarter of 2008.

Exploration and business development

        Exploration and business development expenditures totaled $11.9 million in the first quarter of 2008, compared to $7.9 million in the first quarter of 2007. Kinross was active on 20 minesite and greenfield exploration projects, spending $8.8 million in the first quarter of 2008. Forecast exploration and corporate development expenditures for the year are $60 million, of which forecast exploration expenditures are $52 million, with planned expenditures split approximately 35/65 on minesite and greenfields-related activities. The planned proportion of greenfields exploration activity is up over 2007 and in line with the company's strategic growth plans. Total forecast exploration and business development expenditures for 2008 include an additional $7 million for technical services that support exploration and development activities.

        A total of 34,729 metres were drilled at nine projects during the first quarter of 2008 in the American, Andean and Brazilian regions of operation. This included drilling at La Coipa, Fort Knox, Round Mountain and Crixás. The primary objective of the minesite exploration programs is the growth of reserves and resources, net of production. Greenfield exploration is a fundamental component of the Company's strategic growth objectives through the discovery and development of new precious metals deposits.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the first quarter of 2008 were $23.2 million compared to $14.7 million in the first quarter of 2007, an increase of $8.5 million. Corporate costs have increased primarily as a result of higher personnel costs.

Other income (expense) — net

	Three months ended March 31,		2008 vs. 2007
	2008	2007	Change	% Change(a)
Gain on sale of assets and investments — net	$11.9	$6.6	$5.3	80%
Interest income and other	8.0	3.4	4.6	135%
Interest expense	(5.0)	(0.6)	(4.4)	(733%	)
Foreign exchange losses	(17.4)	(7.1)	(10.3)	(145%	)
Realized non-hedge derivative gains (losses)	(0.6)	(5.7)	5.1	89%
Unrealized non-hedge derivative gains (losses)	23.0	32.6	(9.6)	(29%	)

Other income (expense) — net	$19.9	$29.2	$(9.3)	(32%	)

(a)
"nm" means not meaningful.

        Other income and expense decreased from $29.2 million in the first quarter of 2007 to $19.9 million in the first quarter of 2008. This was primarily the result of an increase in the amount of gains on the sale of assets and investments in the first quarter of 2008 compared to the first quarter of 2007, and increased interest income as compared to the same period in 2007 due to the increase in cash balances. This was offset in part by increased interest expense in the first three months of 2008 versus the same period in 2007 due to the convertible debt that was issued on January 29, 2008. Foreign exchange losses were primarily the result of the weakening U.S. dollar against the Chilean peso, Brazilian real and Russian rouble and a weakening Canadian dollar in the quarter. A reduction in other income was also recorded due to lower non-hedge derivative gains recorded during the first quarter of 2008 as compared to the first quarter of 2007, as the Company achieved hedge accounting in the second quarter of 2007, whereby gains and losses on most derivative contracts are recorded through Other Comprehensive Income ("OCI") and not through earnings from the time hedge accounting was achieved.

Interest and other income and interest expense

        Due to higher cash balances, interest and other income increased to $8.0 million from $3.4 million in the first quarter of 2008 as compared to the same period in 2007. Additional debt was taken on by the issuance of the Senior Convertible Notes issued in January 2008. As a result, interest expense was higher by $4.4 million, to $5.0 million from $0.6 million, in the first quarter of 2008 as compared to the same period in 2007. Interest expense of $10.5 million was capitalized in the first quarter of 2008 as compared to $3.2 million in the first quarter of 2007.

Foreign exchange losses

        The Company recorded a foreign exchange loss of $17.4 million for the first quarter of 2008, which includes a loss of $8.6 million on net foreign currency denominated liabilities, primarily future tax liabilities, due to a weakening U.S. dollar against the Brazilian real, Chilean peso and Russian rouble during the quarter. Additionally, the impact of the weakening Canadian dollar against the U.S. dollar in the quarter resulted in a foreign exchange loss on Canadian cash balances. This compares with a foreign exchange loss of $7.1 million for the first quarter of 2007.

Non-hedge derivative gains

        Net non-hedge derivative gains of $22.4 million were recorded during the three months ended March 31, 2008 compared to $26.9 million during the same period in 2007.

        Kinross acquired Bema in February 2007, and as part of that acquisition, Kinross acquired derivative contracts which hedged the company against adverse price changes in gold, silver, and changes in U.S. interest rates.

        From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company realized gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were reported in OCI.

        In December 2007 the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During the first quarter of 2008, U.S. interest rates declined substantially, reducing the spot forward differential on gold and silver contracts. This resulted in a substantial gain in value on the derivative gold and silver contracts. This gain was recorded in income along with realized gains and losses during the period.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil and Chile, have impacted the effective tax rate on the taxable income earned in the jurisdiction. In the first quarter of 2008, the Company recorded an income and mining tax expense of $24.9 million on earnings before tax of $101.7 million. This compares to a provision of $19.2 million on earnings before taxes and other items of $88.2 million in the first quarter of 2007.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended March 31,		2008 vs. 2007
(in millions)	2008	2007	Change	% Change
Cash flow:
Provided from operating activities	$76.3	$90.2	$(13.9)	(15%	)
Used in investing activities	(346.1)	(52.7)	(293.4)	(557%	)
Provided from financing activities	453.2	29.6	423.6	1431%
Effect of exchange rate changes on cash	(1.8)	0.4	(2.2)	(550%	)

Increase (decrease) in cash and cash equivalents	181.6	67.5	114.1	169%
Cash and cash equivalents:
Beginning of period	551.3	154.1	397.2	258%

End of period	$732.9	$221.6	$511.3	231%

        Cash and cash equivalent balances increased to $732.9 million at March 31, 2008 from $221.6 million at March 31, 2007. In the first quarter of 2008, operating activities added $76.3 million, the exercise of options and warrants generated $28.4 million and net increases in debt contributed $456.6 million. Cash of $190.5 million was used to invest in property, plant and equipment and $146.7 million was invested in short-term investments in the first quarter of 2008.

Operating Activities

        Operating cash flows were $76.3 million on earnings of $70.9 million for the three months ended March 31, 2008, primarily as a result of higher gold and silver prices. This compares to cash flows from operating earnings in the first three months of 2007 of $90.2 million on earnings of $68.5 million. Net increases in operating assets and liabilities used $22.8 million of cash compared to a contribution of $5.8 million in the corresponding period in 2007.

Investing Activities

        Net cash used in investing activities totalled $346.1 million and $52.7 million in the first quarter of 2008 and 2007, respectively. These funds were used for the Company's capital projects, whereby $190.5 million was spent in the first quarter of 2008 compared to $69.7 million in the same period in 2007. The following provides a breakdown of capital expenditures:

Capital expenditures

	Three months ended March 31,
	2008	2007	Change	% Change(a)
Operating segments
Fort Knox	$16.8	$8.5	$8.3	98%
Round Mountain	8.2	9.5	(1.3)	(14%	)
Paracatu	103.3	20.1	83.2	414%
La Coipa	3.8	0.6	3.2	533%
Maricunga	5.4	2.2	3.2	145%
Crixas	3.5	1.9	1.6	84%
Julietta	1.0	0.3	0.7	233%
Kettle River	7.8	8.4	(0.6)	(7%	)
Kupol	38.9	9.9	29.0	293%
Porcupine Joint Venture	—	5.1	(5.1)	nm
Musselwhite	—	2.3	(2.3)	nm
Other operations	—	0.3	(0.3)	nm
Corporate and other	1.8	0.6	1.2	200%

Total	$190.5	$69.7	$120.8	173%

(a)
nm refers to not meaningful.

        The majority of the spending on investing activities was at Paracatu, Fort Knox and Round Mountain, where expansion projects are underway, the Kupol project, and at Kettle River, related to the development of the Buckhorn mine.

Financing Activities

        Net cash flow received from financing activities in the first quarter of 2008 was $453.2 million as compared to $29.6 million in the first quarter of 2007. Cash flow of $28.4 million was provided by the issuance of shares due to the exercise of options and warrants as well as a net increase in debt of $456.6 million, primarily the Senior Convertible Notes issued in January 2008. During the first quarter of 2008, $7.0 million was used to settle derivative instruments acquired in the Bema acquisition and $24.8 million was used to pay a dividend on the common shares of the Company and on the convertible preferred shares of a subsidiary company.

Balance Sheet

	As at:
(in millions)	March 31, 2008	December 31, 2007
Cash and cash equivalents and short-term investments	$889.5	$561.2
Current assets	$1,250.0	$933.7
Total assets	$7,177.7	$6,729.3
Current liabilities	$452.2	$407.4
Total debt, including current portion(a)	$957.2	$574.2
Total liabilities(b)	$2,320.1	$1,891.5
Shareholders' equity	$4,857.6	$4,837.8
Statistics
Working capital	$797.8	$526.3
Working capital ratio(c)	2.76:1	2.29:1

(a)
Includes long-term debt and preferred shares.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        During the first quarter of 2008, cash and short-term investments increased $328.3 million to $899.5 million, with cash flow from operating activities contributing $76.3 million and cash from financing activities contributing $453.2 million. This was reduced by investing activities that used $346.1 million in cash. The Company's net debt position, consisting of cash and cash equivalents, plus short-term investments, less long-term debt and preferred shares went from a net debt position at December 31, 2007 of $13.0 million to a net debt position at March 31, 2008 of $67.7 million. The increase in debt is the result of the issuance of Senior Convertible Notes that was completed in January 2008.

        Net working capital increased $271.5 million to $797.8 million in the first quarter of 2008 primarily due to increases in cash and cash equivalents and short-term investments balances.

        As of May 12, 2008, there were 615,051,071 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4,449,358 million share purchase options outstanding under its share option plan and 19,815,900 million common share purchase warrants outstanding (convertible to 8,812,131 million Kinross shares).

Credit Facilities

        Kinross has utilized $147.0 million of the $300.0 million corporate revolving credit facility, in support of letters of credit. This compares to a utilization of $171.5 million as at March 31, 2007. In the first quarter of 2008, no additional letters of credit were issued. Since December 31, 2007 $17.0 million was repaid against the $200.0 million term loan facility, decreasing the balance outstanding to $183.0 million.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at March 31, 2008, $330.0 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and $nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, Long-term debt and credit facilities in the interim financial statements for the quarter ended March 31, 2008.

Liquidity Outlook

        Capital expenditures for the full year are expected to be $752 million. Reclamation and remediation spending for the full year is forecast to be approximately $13 million. Exploration and business development expenditures are expected to be approximately $60 million for the full year.

        It is anticipated that the Company's existing cash balances, which includes the proceeds from the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2008.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As at March 31, 2008, the Company had gold and silver forward contracts to deliver 876,400 ounces of gold and 10,800,000 ounces of silver, call options sold of 18,300 ounces of gold and put options purchased of 21,500 ounces of gold. These contract dates range from 2008 through 2012, at prices ranging from $390 per ounce to $925 per ounce for gold and $8.20 to $13.50 for silver.

        As at March 31, 2008 Kinross had contracts to sell $80.0 million and $10.0 million U.S. dollars for Brazilian reais during the balance of 2008 at exchange rates of 2.1000 and 2.1100, respectively. The Company also had contracts to sell $92.5 million U.S. dollars for Russian roubles through to December 2009 at rates of 23.72 to 23.74. Forward contracts were also in place at March 31, 2008 to purchase 16,000 barrels of diesel fuel at a price of $84.90 per barrel. Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração, a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

(in millions)	As at March 31, 2008	As at December 31, 2007
Interest rate swap	$(8.5)	$(3.3)
Foreign currency forward contracts	15.1	24.0
Gold and silver forward contracts	(370.8)	(278.1)
Gold and silver call options sold	(10.0)	(13.7)
Silver lease rate swap	2.6	3.5
Energy forward contract	0.2	—

	$(371.4)	$(267.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls during the first quarter of 2008.

8.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2007 Annual MD&A.

9.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended March 31, 2008.

10.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2007 Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Company's web site www.kinross.com and on www.sedar.com or upon request from the Company.

11.  Summary of Quarterly Results

		2007				2006
	2008 Q1
(in millions, except per share amounts)		Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$330.2	$281.4	$275.8	$290.1	$245.7	$231.4	$223.6	$252.3
Net earnings	$70.9	$173.1	$39.4	$53.0	$68.5	$41.0	$50.3	$65.6
Basic earnings per share	$0.12	$0.29	$0.07	$0.09	$0.16	$0.11	$0.14	$0.19
Diluted earnings per share	$0.11	$0.28	$0.07	$0.09	$0.15	$0.11	$0.14	$0.19
Cash flow provided from operating activities	$76.3	$72.8	$83.7	$94.5	$90.2	$91.2	$85.8	$94.9

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruption, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River — Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) development of the Phase VII pit expansion and heap leach project at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) permitting and development of the Kupol gold and silver project proceeding on a basis consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, being consistent with Kinross' current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Rouble and the U.S. dollar will be approximately consistent with current levels; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates and (12) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or silver or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the "Risk Analysis" section hereof, and in the "Risk Factors" section of our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		March 31, 2008	December 31, 2007
		(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$732.9	$551.3
Restricted cash		2.4	2.4
Short-term investments		156.6	9.9
Accounts receivable and other assets	Note 4	102.9	95.2
Inventories	Note 4	240.3	242.8
Unrealized fair value of derivative assets	Note 6	14.9	24.0
Current assets held for sale		—	8.1

		1,250.0	933.7
Property, plant and equipment	Note 4	3,485.6	3,476.3
Goodwill	Note 4	2,176.0	2,014.8
Long-term investments	Note 4	108.7	127.7
Future income and mining taxes		8.9	33.3
Unrealized fair value of derivative assets	Note 6	3.1	3.5
Deferred charges and other long-term assets	Note 4	145.4	136.3
Long-term assets held for sale		—	3.7

		$7,177.7	$6,729.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$278.3	$290.1
Current portion of long-term debt	Note 7	110.9	76.0
Current portion of reclamation and remediation obligations	Note 8	9.0	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	54.0	29.1
Current liabilities of the assets held for sale		—	2.2

		452.2	407.4
Long-term debt	Note 7	836.2	488.1
Reclamation and remediation obligations	Note 8	226.7	212.4
Unrealized fair value of derivative liabilities	Note 6	335.4	266.0
Future income and mining taxes		417.0	465.9
Other long-term liabilities		28.5	20.6
Long-term liabilities of the assets held for sale		—	7.0

		2,296.0	1,867.4

Non-controlling interest		14.0	14.0

Convertible preferred shares of subsidiary company		10.1	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	5,241.2	5,123.6
Contributed surplus		57.8	65.4
Accumulated deficit		(195.8)	(253.1)
Accumulated other comprehensive income	Note 5	(245.6)	(98.1)

		4,857.6	4,837.8

Commitments and contingencies	Note 12

		$7,177.7	$6,729.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		614,868,569	611,925,266

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended March 31,
		2008	2007
Revenue
Metal sales		$330.2	$245.7
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		168.3	124.1
Accretion and reclamation expense		4.2	3.0
Depreciation, depletion and amortization		37.8	30.3

		119.9	88.3
Other operating costs		3.0	6.7
Exploration and business development		11.9	7.9
General and administrative		23.2	14.7

Operating earnings		81.8	59.0
Other income (expense) — net	Note 4	19.9	29.2

Earnings before taxes and other items		101.7	88.2
Income and mining taxes		(24.9)	(19.2)
Equity in losses of associated companies		(5.7)	(0.5)
Non-controlling interest		—	0.2
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)

Net earnings		$70.9	$68.5

Earnings per share
Basic		$0.12	$0.16
Diluted		$0.11	$0.15
Weighted average number of common shares outstanding (millions)	Note 10
Basic		613.8	440.8
Diluted		619.1	445.9

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended March 31,
	2008	2007
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$70.9	$68.5
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	37.8	30.3
Accretion and reclamation expenses	4.2	3.0
Amortization of convertible debt	2.6	—
Gain on disposal of assets and investments — net	(11.9)	(6.6)
Equity in losses of associated companies	5.7	0.5
Realized non-hedge derivative losses — net	1.4	—
Unrealized non-hedge derivative losses — net	(23.0)	(26.9)
Future income and mining taxes	8.0	8.1
Non-controlling interest	—	(0.2)
Stock-based compensation expense	5.1	3.3
Unrealized foreign exchange losses and other	(1.7)	4.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(12.3)	6.2
Inventories	(2.0)	(2.7)
Accounts payable and other liabilities	(8.5)	2.3

Cash flow provided from operating activities	$76.3	$90.2

Investing:
Additions to property, plant and equipment	(190.5)	(69.7)
Business acquisitions — net of cash acquired	—	2.3
Proceeds from the sale of long-term investments and other assets	0.2	—
Additions to long-term investments and other assets	(27.4)	(0.3)
Proceeds from the sale of property, plant and equipment	15.3	0.2
Additions to short-term investments	(146.7)	—
Other	3.0	14.8

Cash flow used in investing activities	$(346.1)	$(52.7)

Financing:
Cash from exercise of options and warrants	28.4	24.1
Proceeds from issuance of debt	29.6	15.0
Proceeds from issuance of convertible debt	449.9	—
Debt issuance costs	(1.6)	—
Repayment of debt	(21.3)	(3.8)
Dividends paid	(24.8)	—
Settlement of derivative instruments acquired in Bema acquisition	(7.0)	(5.7)

Cash flow provided from financing activities	$453.2	$29.6

Effect of exchange rate changes on cash	$(1.8)	$0.4

Increase in cash and cash equivalents	181.6	67.5
Cash and cash equivalents, beginning of period	551.3	154.1

Cash and cash equivalents, end of period	$732.9	$221.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended March 31,
		2008	2007
Common share capital and common share purchase warrants
Balance beginning of period		$5,123.6	$2,001.7
Equity portion of convertible notes		76.6	—
Shares issued on acquisition of Bema		—	2,642.1
Warrants issued on acquisition of Bema		—	141.9
Equity portion of convertible notes acquired on acquisition of Bema		—	23.7
Common shares issued for stock-based awards		0.8	0.8
Transfer from contributed surplus on exercise of options and restricted shares		11.8	14.7
Cash proceeds on options and warrants exercised		28.4	24.1
Conversion of convertible notes		—	36.7

Balance at the end of the period		$5,241.2	$4,885.7

Contributed surplus
Balance beginning of year		$65.4	$54.6
Stock-based compensation		4.2	2.5
Options issued on acquisition of Bema		—	37.9
Transfer of fair value of exercised options and restricted shares		(11.8)	(14.7)

Balance at the end of the period		$57.8	$80.3

Accumulated deficit
Balance beginning of year		$(253.1)	$(587.1)
Adoption of new accounting policy	Note 2	11.0	—
Dividends paid		(24.6)	—
Net earnings		70.9	68.5

Balance at the end of the period		$(195.8)	$(518.6)

Accumulated other comprehensive income (loss)
Balance beginning of year		$(98.1)	$18.7
Other comprehensive income (loss)		(147.5)	18.6

Balance at the end of the period		$(245.6)	$37.3

Total accumulated deficit and accumulated other comprehensive income (loss)		$(441.4)	$(481.3)

Total common shareholders' equity		$4,857.6	$4,484.7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended March 31,
		2008	2007
Net earnings		$70.9	$68.5
Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		(13.1)	14.4
Change in fair value of derivative financial instruments designated as cash flow hedges(b)		(120.0)	4.3
Accumulated OCI related to derivatives settled(c)		(11.3)	—
Accumulated currency translation adjustment on investments previously accounted for by the equity method(d)		(1.4)	—
Currency translation adjustment on equity investments(d)		(1.7)	(0.1)

Other comprehensive income (loss)		(147.5)	18.6

Total comprehensive income (loss)		$(76.6)	$87.1

(a)
Net of tax of $1.7 million (2007 — $nil)
(b)
Net of tax of $0.4 million (2007 — $1.3 million)
(c)
Net of tax recovery of $1.3 million (2007 — $nil)
(d)
Net of tax of $nil (2007 — $nil)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, and Chile. There was also gold production in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp Inc. ("Goldcorp") in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2007 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007.

  Certain comparative figures for 2007 have been reclassified to conform to the 2008 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  Accounting changes:

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 9 for additional details.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 6 for additional details.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  Recent pronouncements:

  (i)
  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. The Company is currently evaluating the impact of this standard.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Disposition of Kubaka

    On January 25, 2008, Kinam Magadan Gold Corporation, a wholly-owned subsidiary of the Company, completed the sale of its shares in OAO Omolon Gold Mining Company ("Omolon"), owner of the Kubaka mine properties, to OAO Polymetal. The shares, which represented approximately a 98.1% interest in Omolon, were sold for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. This transaction resulted in a gain of $11.5 million, which was realized in the financial statements during the period ended March 31, 2008.

  (ii)
  Louisiana Land and Exploration Royalty

    On January 23, 2008, the Company purchased the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") on Round Mountain from ConocoPhillips for a purchase price of $26.5 million. The royalty rate is equal to 3% of gross proceeds from Round Mountain up until $75.0 million is paid and 1.5% thereafter. To date, cumulative royalty payments total $60.0 million. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture agreement, the Company offered Barrick the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer. This transaction is expected to close in the second quarter of 2008.

  (iii)
  Hammond Reef

    Kinross holds a 100% registered interest and a 40% beneficial interest in certain mining claims in Northern Ontario known as the Hammond Reef Project ("HRP"). Pursuant to an Option Agreement dated March 21, 2006, between Kinross and Brett Resources Inc. ("Brett"), Brett acquired an option to earn a 60% interest in the HRP (the "Option") in exchange for incurring expenditures totaling $5.0 million on the properties and issuing 1,000,000 common shares in Brett to Kinross. On March 27, 2008, Kinross and Brett entered into a letter of intent ("the Brett LOI") setting out the terms pursuant to which Brett would acquire a 100% interest in the HRP from Kinross. The Brett LOI provides, among other things, that following Brett's exercise of the Option, Kinross will sell its remaining 40% interest in the HRP to Brett in exchange for 14.0 million common shares in Brett and a 2% net smelter returns royalty. Upon completion of the transactions contemplated by the Brett LOI, including delivery of the 14.0 million common shares of Brett, Brett will have acquired a 100% interest in the HRP. By letter dated April 18, 2008, Brett exercised the Option by confirming completion of the required expenditures and delivery of the remaining 400,000 shares due. This transaction is expected to close in the second quarter of 2008.

  (iv)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

  (v)
  Goldcorp Asset Purchase and Sale

    On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

    As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

    The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Preliminary purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents
	March 31, 2008	December 31, 2007
Cash on hand and balances with banks	$158.5	$69.0
Short-term deposits	574.4	482.3

	$732.9	$551.3

  (ii)
  Accounts receivable and other assets:
		March 31, 2008	December 31, 2007
Trade receivables		$6.7	$16.0
Taxes recoverable		63.2	47.2
Prepaid expenses		12.1	17.0
Other		20.9	17.2
Asset held for sale	Note 3(i)	—	(2.2)

		$102.9	$95.2

  (iii)
  Inventories:
		March 31, 2008	December 31, 2007
Ore in stockpiles(a)		$71.3	$56.0
Ore on leach pads(a)(b)		18.0	33.3
In-process		10.8	8.0
Finished metal		32.2	43.0
Materials and supplies		153.0	151.2

		285.3	291.5
Long-term portion of ore in stockpiles and ore on leach pads(a)		(45.0)	(42.8)

		$240.3	$248.7

Asset held for sale	Note 3(i)	$—	$(5.9)

		$240.3	$242.8

    (a)
    Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (viii).
    (b)
    Ore on leach pads at March 31, 2008, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2015 and at Maricunga in 2024.

  (iv)
  Property, plant and equipment:
		March 31, 2008			December 31, 2007
		Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line depreciation basis		$239.6	$(123.4)	$116.2	$229.6	$(114.6)	$115.0
Units of production depreciation basis(b)		1,270.9	(379.0)	891.9	1,373.1	(636.0)	737.1

		$1,510.5	$(502.4)	$1,008.1	$1,602.7	$(750.6)	$852.1

Mineral Interests
Producing properties		$1,108.6	$(230.8)	$877.8	$976.5	$(215.4)	$761.1
Development properties(c)		1,489.9	—	1,489.9	1,757.5	—	1,757.5
Exploration properties		109.8	—	109.8	105.6	—	105.6

		$2,708.3	$(230.8)	$2,477.5	$2,839.6	$(215.4)	$2,624.2

Total property, plant and equipment		$4,218.8	$(733.2)	$3,485.6	$4,442.3	$(966.0)	$3,476.3

Asset held for sale	Note 3(i)	$—	$—	$—	$(272.8)	$272.8	$—

Total property, plant and equipment		$4,218.8	$(733.2)	$3,485.6	$4,169.5	$(693.2)	$3,476.3

    (a)
    Capitalized interest included within property, plant and equipment was $10.5 million and $3.2 million during the three months ended March 31, 2008 and 2007, respectively. Interest capitalized during the year ended March 31, 2008 is related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River and Paracatu and for the three months ended March 31, 2007 is related to Fort Knox, Round Mountain, Paracatu and Kupol.
    (b)
    Included in producing properties is $303.5 million (2007 — $211.1 million) related to assets that are not being depreciated.
    (c)
    The amount allocated to development properties relates to assets that are not being depreciated.

  (v)
  Capitalized stripping
	March 31, 2008			December 31, 2007
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0
Additions	5.4	3.0	8.4	26.1	16.6	42.7
Amortization(a)	(2.6)	(3.5)	(6.1)	—	(18.2)	(18.2)

Balance, end of period	$47.4	$31.4	$78.8	$44.6	$31.9	$76.5

    (a)
    Amortization of capitalized stripping costs is done using the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (vi)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2008
	December 31, 2007	Allocation and Adjustment(a)	March 31
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River	20.9	—	20.9
Kupol	—	827.2	827.2
Maricunga	—	396.1	396.1
Crixas	38.0	—	38.0
Bema acquisition(a)	1,697.4	(1,697.4)	—
Other operations	9.9	635.3	645.2

Total	$2,014.8	$161.2	$2,176.0

    (a)
    These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (vii)
  Long-term investments:

    Long-term investments of $108.7 million include $48.9 million (December 31, 2007 — $75.1 million) of investments accounted for using the equity method and $59.8 million of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in Other comprehensive income ("OCI"). During the three months ended March 31, 2008, there was a net decrease in long-term investments of $19.0 million.

	March 31, 2008		December 31, 2007
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI
Securities in an unrealized gain position	$32.6	$6.4	$51.0	$11.8
Securities in an unrealized loss position	27.2	(4.1)	1.6	—

	$59.8	$2.3	$52.6	$11.8

	March 31, 2008
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership
Victoria Resources Corporation	$22.8	$20.9	27%
Consolidated Puma Minerals Corporation	26.1	27.1	35%

	$48.9	$48.0

	December 31, 2007
	Carrying Value	Market Value	% Ownership
Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited(a)	22.3	22.9	28%
Consolidated Puma Minerals Corporation	27.3	29.2	35%
Rolling Rock Resources Corporation(b)	1.2	1.2	22%

	$75.1	$88.9

    (a)
    Subsequent to February 27, 2008, Pamodzi Gold Limited ("Pamodzi") is now accounted for on an available-for sale basis instead of an equity basis as the Company's interest is currently 13%, a decrease from 28%.
    (b)
    Subsequent to February 5, 2008, Rolling Rock Resources ("Rolling Rock") is now accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 19%, a decrease from 22%

  (viii)
  Deferred charges and other long-term assets:
		March 31, 2008	December 31, 2007
Long-term ore in stockpiles and on leach pads(a)		$45.0	$42.8
Deferred charges, net of amortization		0.1	0.1
Long-term receivables		38.6	38.1
Advances on the purchase of capital equipment		58.0	54.6
Deferred acquisition costs and other		3.7	4.4
Asset held for sale	Note 3(i)	—	(3.7)

		$145.4	$136.3

    (a)
    Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  (ix)
  Accounts payable and accrued liabilities:
	December 31, 2008	December 31, 2007
Trade payables	$79.8	$89.2
Accrued liabilities	72.9	88.7
Employee related accrued liabilities	31.7	33.4
Taxes payable	73.0	78.0
Other accruals	20.9	0.8

	$278.3	$290.1

  Consolidated Statements of Operations

  (x)
  Other income (expense) — net:
		Three months ended March 31,
		2008	2007
Gain on sale of assets and investments — net	Note 4(xi)	$11.9	$6.6
Interest income and other		8.0	3.4
Interest expense(a)		(5.0)	(0.6)
Foreign exchange losses		(17.4)	(7.1)
Realized non-hedge derivative gains (losses)		(0.6)	(5.7)
Unrealized non-hedge derivative gains (losses)		23.0	32.6

		$19.9	$29.2

    (a)
    During the three months ended March 31, 2008, $10.5 million (2007 — $3.2 million) of interest was capitalized to property, plant and equipment. See Note 4 (iv).

  (xi)
  Gain (loss) on sale of assets and investments — net:
	Three months ended March 31,
	2008	2007
Assets:
Kubaka mine	$11.5	$—
Lupin mine	—	6.5
Other	0.4	0.1

	$11.9	$6.6

  (xii)
  Equity in losses of associated companies:
	Three months ended March 31,
	2008	2007
Victoria Resources Corporation	$(0.8)	$(0.2)
Pamodzi Gold Limited(a)	(4.7)	—
Consolidated Puma Minerals Corporation	(0.3)	(0.2)
Rolling Rock Resources Corporation	0.1	(0.1)

	$(5.7)	$(0.5)

    (a)
    See Note 4 (vii).

  Supplemental cash flow information

  (xiii)
  Interest and income taxes paid:
	Three months ended March 31,
	2008	2007
Interest	$4.2	$2.5
Income taxes	$12.5	$9.3

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	March 31, 2008	March 31, 2007
Accumulated other comprehensive income (loss):
Changes in fair value of investments(a)	$18.6	$34.3
Accumulated OCI related to investments sold(b)	(15.3)	—

	$3.3	$34.3

Financial derivatives:
Changes in fair value of financial derivatives(c)	(227.3)	4.3
Accumulated OCI related to derivatives settled(d)	(25.5)	—

	$(252.8)	$4.3
Accumulated currency translation adjustment on investments previously accounted for by the equity method(e)	(1.4)	—
Currency translation adjustment on equity investments(e)	5.3	(1.3)

	$3.9	$(1.3)

Accumulated other comprehensive income (loss), end of the period	$(245.6)	$37.3

  (a)
  Net of tax of $3.8 million (2007 — $nil)
  (b)
  Net of tax of $nil (2007 — $nil)
  (c)
  Net of tax of $4.5 million (2007 — $1.3 million)
  (d)
  Net of tax recovery of $3.0 million (2007 — $nil)
  (e)
  Net of tax of $nil (2007 — $nil)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

  Fair value of the convertible notes is based on Over-the-counter market price indicators from Bloomberg, which shows the carrying value of the bond at $503.8 million.

	Asset/ (Liability) Acquired February 27, 2007
		March 31, 2008		December 31, 2007
		Fair Value	AOCI(c)	Fair Value	AOCI(c)
Interest rate contracts
Interest rate swap	$1.1	$(8.5)	$(6.8)	$(3.3)	$(3.4)

	$1.1	$(8.5)	$(6.8)	$(3.3)	$(3.4)

Currency contract
Foreign currency forward contracts(a)	$—	$15.1	$13.4	$24.0	$21.4

	$—	$15.1	$13.4	$24.0	$21.4

Commodity contracts
Gold and silver forward contracts(b)	$(91.0)	$(370.8)	$(259.6)	$(278.1)	$(139.5)
Gold and silver call options sold	(127.9)	(10.0)	—	(13.7)	—
Gold and silver put options bought	10.3	—	—	—	—
Silver lease rate swap	(1.9)	2.6	—	3.5	—
Energy forward contract	—	$0.2	$0.2	—	—

	$(210.5)	$(378.0)	$(259.4)	$(288.3)	$(139.5)

Total all contracts	$(209.4)	$(371.4)	$(252.8)	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings in the quarter ended March 31, 2008, is a net loss of $0.1 million (March 31, 2007 — net gain of $0.2 million), that relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) — net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (b)
  Included in amounts recorded in earnings is a net gain of $nil relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) — net, for the quarter ended March 31, 2008 (March 31, 2007 — $nil). The amounts recorded in AOCI will be reclassified to net earnings as the contracts settle between 2008 and 2012.
  (c)
  AOCI refers to accumulated other comprehensive income (loss).

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and other comprehensive income before tax due to a 10% change in gold and silver prices, based on March 31, 2008 prices. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

  Impact of commodity price risk on financial instruments before tax:

	Price on March 31, 2008	Change	Effect of gold and silver contracts on net earnings	Effect of gold and silver contracts on OCI
Gold	$933.5	+10%	0.1	$82.4
Silver	$17.99	+10%	—	$18.8

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007 the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At March 31, 2008, the following gold and silver derivative contracts were outstanding:

		YEAR OF SETTLEMENT
(ounces in thousands)								Kupol Project
		2008	2009	2010	2011	2012	Total		Maricunga
Gold
	Forward contracts (ounces)	45.0	218.6	219.0	319.7	74.1	876.4	831.1	45.3
	Average price per ounce	$511	$641	$642	$621	$674	$630
	Call options sold (ounces)	18.3	—	—	—	—	18.3	—	18.3
	Average price per ounce	$470	$—	$—	$—	$—	$470
	Put options purchased (ounces)	21.5	—	—	—	—	21.5	—	21.5
	Average price per ounce	$404	$—	$—	$—	$—	$404
Silver
	Forward contracts (ounces)	—	3,600	3,600	3,600	—	10,800	10,800	—
	Average price per ounce	$—	$10.71	$10.71	$10.71	$—	$10.71

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign currency exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real and Russian roubles as part of this risk management strategy.

  Impact of foreign currency exchange risk on net working capital

	Canadian dollars	Chilean pesos	Brazilian reais	Russian roubles
Foreign currency net working capital in USD	$67.2	$(15.4)	57.1	$26.1
Impact of a 10% strengthening of the USD on net earnings (loss)	6.7	(1.5)	5.7	2.6
Impact of a 10% strengthening of the USD on OCI	—	—	—	—

  At March 31, 2008, with other variables unchanged, the following represents the effect of the Company's foreign currency exchange contracts on pre-tax earnings and other comprehensive income before tax from a 10% change in the U.S. dollar against the Brazilian real and Russian rouble.

	Effect of foreign exchange contracts on net earnings	Effect of foreign exchange contracts on OCI
Brazilian reais	—	$(9.4)
Russian roubles	—	$(8.4)

  Foreign currency

  At March 31, 2008, Kinross had outstanding fixed foreign currency exchange forward contracts to sell $90.0 million U.S. dollars, and purchase Brazilian reais during 2008, at an average forward exchange rate of 2.10 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at March 31, 2008 was $13.8 million (March 31, 2007 — $5.6 million).

  At March 31, 2008, Kinross had outstanding fixed foreign currency exchange forward contracts to sell $92.5 million U.S. dollars, and purchase Russian roubles during 2008 and 2009. In 2008 Kinross has contracted to sell $52.0 million at an average forward exchange rate of 24.0 Russian roubles for one U.S. dollar. In 2009 Kinross has contracted to sell $40.5 million at an average forward exchange rate of 24.8 Russian roubles for one U.S. dollar. The unrealized gain on these contracts at March 31, 2008 was $1.3 million (March 31, 2007 — $nil).

  Interest rate risk

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineração ("RPM"), a 100% subsidiary of Kinross.

  At March 31, 2008 with other variables unchanged, a 10% change in the interest rate curve would impact pre-tax earnings by $0.4 million and other comprehensive income before tax by $1.3 million.

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $5.0 million as at March 31, 2008 (March 31, 2007 — an asset of $1.7 million).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $3.2 million as at March 31, 2008 (March 31, 2007 — a liability of $0.6 million).

  During the first quarter 2008, as part of the RPM term loan, the Company has entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at March 31, 2008 the fair market value was a liability of $0.3 million.

  Silver lease rates

  As at March 31, 2008, the Company had silver floating lease rate swaps totaling 9.0 million ounces of silver whereby the Company pays a fixed annual rate of 2.0% and receives a floating rate, amortizing throughout the years 2009 to 2011. There was an asset of $2.6 million on this contract at March 31, 2008 (March 31, 2007 — a liability of $1.1 million)

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. During the first quarter of 2008, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  The effect on pre-tax net earnings and comprehensive income before tax from a 10% change in Nymex Crude WTI prices from those at March 31, 2008 is not significant.

  Energy forward contract

  As at March 31, 2008, the Company had purchased oil forward of 16,000 barrels of Nymex Crude WTI at a price of $84.90 per barrel (March 31, 2007 — 63,000 Barrels at an average price of $58.36 per barrel). The unrealized gain on these contracts as at March 31, 2008 was $0.2 million (March 31, 2007 — $0.2 million)

  Liquidity Risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual undiscounted cash flow requirements for financial liabilities at March 31, 2008 is as follows:

	Total	Less than 2 years	2-3 years	4-5 years	More than 5 years
Long-term debt (Note 7)	$1,182.0	$112.7	$433.9	$155.6	$479.8
Derivative liabilities	$397.4	$46.0	$209.4	$142.0	—

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at March 31, 2008, the Company's maximum exposure to credit risk was the carrying value of trade receivables and derivative assets.

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at March 31, 2008				As at December 31, 2007
			Interest Rates	Nominal amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, convertible debenture	(v	)	1.75%	374.3	—	374.3	503.8	—	—
Corporate term loan facility	(i	)	Variable	183.0	(2.2)	180.8	180.8	197.5	197.5
Paracatu short-term loan	(ii	)	5.81%	—	—	—	—	2.7	2.7
Maricunga capital leases	(iii	)	6.04%	12.6	—	12.6	12.6	14.1	14.1
Paracatu capital leases	(iii	)	5.52%	29.6	—	29.6	29.6	—	—
Kupol project financing	(iv	)	Variable	330.0	—	330.0	330.0	330.0	330.0
Kupol IFC loan	(iv	)	Variable	19.8	—	19.8	19.8	19.8	19.8

				949.3	(2.2)	947.1	1,076.6	564.1	564.1
Less: current portion				(110.9)	—	(110.9)	(110.9)	(76.0)	(76.0)

Long-term debt				$838.4	$(2.2)	$836.2	$965.7	$488.1	$488.1

  (a)
  Includes transaction costs on debt financing.

	Three months ended March 31,
	2008	2007
Interest incurred	$(15.5)	$(3.8)
Less amounts capitalized	10.5	3.2

Interest expense	$(5.0)	$(0.6)

  (i)
  Corporate revolving credit and term loan facilities

    As at March 31, 2008 and at March 31, 2007, the Company's credit facility included a three year revolving credit facility and a five-and-one half year term loan for $300.0 million and $200.0 million, respectively. The revolving credit facility supports Kinross' liquidity and letter of credit needs. The term loan will support the expansion program at the Paracatu mine in Brazil. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year if requested by the Company and at the option of the lenders. The current maturity date of the revolving credit facility is August 18, 2010. During the period ended March 31, 2008, issue costs related to both facilities, totaling $2.2 million were recorded as a reduction of the nominal amount on the balance sheet and are being amortized over the term of the new facilities.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and post closure site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at March 31, 2008 letters of credit totaling $147.0 million (March 31, 2007 — $171.5 million) were issued against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

    The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this ratio, interest and fees are as follows:

Type of credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million (2007 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan.

  (ii)
  Paracatu short-term loan

    As at March 31, 2008, RPM, a subsidiary of the Company, had an outstanding balance on the short-term loan of $nil (March 31, 2007 — $12.8 million). The short-term loan of $2.7 million as at December 31, 2007 with an interest rate of 5.81% was repaid during the three months ended March 31, 2008.

  (iii)
  Paracatu capital leases

    As at March 31, 2008, the Company had obligations related to equipment under capital leases for the Paracatu project totaling $29.6 million (March 31, 2007 — $nil) at an interest rate of 5.52% with repayments through to the end of 2013.

    Maricunga capital leases

    As at March 31, 2008, the Company had obligations related to equipment under capital lease totaling $12.6 million (March 31, 2007 — $18.3 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the capital leases end in 2010.

  (iv)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The Company received a waiver from the project lenders giving the Company until June 30, 2008 to complete certain conditions precedent, consisting of the pledging of the long term land lease and registration of the pledge of immovable assets to the Kupol project lenders. The long term land lease is now in place. However, the Company needs to arrange to have this pledged as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. Tranche B is for $250.0 million, matures June 30, 2012, and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement at EastWest is reduced as capital expenditures are made. As a condition of the Project financing, a wholly-owned subsidiary of the Company has gold and silver hedge forward contracts, acquired in the Bema acquisition, the benefits of which are pledged against the financing. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of March 31, 2008 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance, which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%. As at March 31, 2008, none have been issued.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. As at March 31, 2008, all of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders.

  (v)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  (vi)
  Senior convertible notes

    On January 29, 2008, the Company completed a private offering of $460.0 million Senior Convertible Notes ("Notes") due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The Notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of the Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Notes, (ii) the trading price of the Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an Over-the-counter market. The Notes will also be convertible on and after December 15, 2027. Holders of the Notes will have the right to require Kinross to repurchase the Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date, if any. The Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013 at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

    The Company has allocated $373.1 million of the $449.9 million proceeds, net of $10.1 million in transaction costs, to long term debt based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Notes on January 29, 2008 was estimated at approximately $76.8 million. Additional financing costs of $1.6 million were deferred on the balance sheet by recording a reduction of the nominal amount on the balance sheet and are being amortized over the expected life of the Notes. Therefore, the initial carrying value of the liability is $371.7 million and the residual value of the equity portion is $76.6 million.

    As a result of the Notes, the Company has recognized $2.6 million in amortization costs for the period and interest charges of $1.4 million for the period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31,
(in millions of United States dollars)

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	March 31, 2008	December 31, 2007
Balance at January 1,	$231.6	$168.4
Additions resulting from acquisitions(a)	10.3	61.5
Reductions resulting from dispositions(b)	(9.2)	(43.3)
Reclamation spending	(1.2)	(21.1)
Accretion and reclamation expenses	4.2	10.9
Asset retirement cost	—	55.2

Balance at period end,	$235.7	$231.6
Less: Asset held for sale Note 3(i)	$—	$9.2
Current portion	9.0	10.0

Balance at period end,	$226.7	$212.4

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp (see Note 3 — Acquisitions and divestitures).
  (b)
  Reflects the disposition of the Kubaka mine in January, 2008 and the Lupin, PJV, Musselwhite and Haile mines in 2007.

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the three months ended March 31, 2008 is as follows:

	March 31, 2008
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1, 2008	611,925	$5,085.6
Issued (cancelled):
Under employee share plan	35	0.9
Under stock option and restricted share plans	2,865	39.8
Conversions:
Warrants	44	0.6
Equity portion of convertible notes	—	76.6

Balance, March 31, 2008	614,869	$5,203.5

Common share purchase warrants(a)
Balance, January 1,	8,856	$38.0
Conversion of warrants	(44)	(0.3)

Balance, March 31, 2008	8,812	$37.7

Total common share capital and common share purchase warrants		$5,241.2

  (a)
  See below for discussion of warrants.

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2008 are as follows:

Canadian $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price ($CDN)
Balance, January 1,(b)	4,697	$22.48

Outstanding at March 31,	4,697	$22.48

US $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price ($)
Balance, January 1,	4,159	$6.77
Exercised(c)	(44)	7.53

Outstanding at March 31,	4,115	$6.76

  (a)
  Represents share equivalents of warrants.
  (b)
  This balance consists of 19.9 million Bema warrants outstanding that were convertible into 8.8 million Kinross shares plus CAD$0.01 per Bema warrant.
  (c)
  During the three months ended March 31, 2008, 100,000 warrants were converted into 44,000 common shares.

        The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at March 31, 2008:

	Warrants outstanding and exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)	($)	(years)
Exercisable in Canadian dollars:
$22.48	4,697	CDN $22.48	3.44

	4,697	CDN $22.48	3.44

Exercisable in United States dollars:
$6.29 — $9.43	4,004	$ 6.59	5.71
$12.89	111	12.89	3.15

	4,115	$ 6.76	5.64

  (a)
  Represents share equivalents of warrants.

  Stock options

  There were 1,188,892 options granted during the three months ended March 31, 2008. The Black-Scholes weighted average assumptions for the three months ended relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.34%, 38.9%, 3.1%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months ended March 31, 2008, was CDN $7.52.

  A summary of the status of the stock option plan and changes during the three months ended March 31, 2008 are as follows:

Canadian $ denominated options	March 31, 2008
	(000's)(a)(d)	Weighted average exercise price ($CDN)
Balance, January 1,	5,948	$12.31
Exercised	(2,699)	10.33
Granted	1,189	23.79
Forfeited	(4)	17.96

Outstanding at March 31,	4,434	$16.59

US $ denominated options	March 31, 2008
	(000's)(a)(d)	Weighted average exercise price ($)
Balance, January 1,	1	$9.15
Exercised	(1)	9.15

Outstanding at March 31,	—	$—

  The following table summarizes information about the stock options outstanding and exercisable at March 31, 2008:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
	(000's)(a)	($)	(years)	(000's)	($)
Exercisable in Canadian dollars:
$ 5.81 — $ 8.72	3	7.60	1.09	3	7.60
$ 8.73 — $13.07	1,423	12.14	2.87	892	11.90
$13.08 — $19.61	1,809	15.35	4.08	228	13.99
$19.62 — $46.16	1,199	23.77	4.88	9	20.86

	4,434	$16.59	3.90	1,132	CAD $12.38

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support the Company's long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	March 31, 2008	March 31, 2007
Long term debt	$836.2	$370.3
Current portion long term debt	110.9	26.9
Total debt	947.1	397.2
Equity	4,857.6	4,484.7
Gross debt / equity ratio	19.5%	8.9%
Company target	0 - 30%	0 - 30%

	March 31, 2008	March 31, 2007
Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$327.3	$362.1
Add Back:
Rolling 12 month cash interest paid	31.8	9.5
Rolling 12 month cash income tax paid	24.6	17.3
Rolling 12 month Operating cash flow	383.7	388.9
Rolling 12 month cash interest paid	$31.8	$9.5
Interest coverage ratio	12.1:1	40.9:1
Company target ratio	>5.0:1	>5.0:1

10.  EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated using the treasury stock method with the exception of all preferred shares which use the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

	Three months ended March 31,
(Number of common shares in thousands)	2008	2007
Basic weighted average shares outstanding:	613,805	440,801
Weighted average shares dilution adjustments:
Dilutive stock options(a)	981	2,529
Restricted shares	1,294	1,228
Common share purchase warrants(a)	3,012	8,595
Kinam preferred shares	—	331
Convertible notes	—	2,444

Diluted weighted average shares outstanding	619,092	455,928

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	1,189	93
Common share purchase warrants	—	4,705
Kinam preferred shares	331	—
Convertible notes	20,109	—

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three months ended March 31, 2008 and 2007 the average share price used was $22.88 and $12.96 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2008 and 2007.

11.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile and included gold production in Canada until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21,

  2007. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets respectively, are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance, are shut down and are in reclamation, non-mining and other operations are reported in Corporate and other. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included from February 27, 2007.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended March 31, 2008
Operating segments
Fort Knox	$71.2	$35.3	$0.2	$7.1	$0.2	$0.1	$28.3
Round Mountain	54.8	26.0	0.4	5.9	0.3	—	22.2
Paracatu	39.5	19.2	0.3	3.2	0.1	1.0	15.7
La Coipa(e)	73.3	36.1	2.0	12.0	1.1	0.5	21.6
Crixas	18.4	5.9	0.1	2.4	0.1	0.1	9.8
Maricunga(f)	57.6	34.1	—	3.9	—	—	19.6
Kettle River	—	—	0.2	0.1	0.4	1.2	(1.9)
Julietta(h)	15.1	11.7	0.1	2.6	0.2	—	0.5
Other operations(i)	—	—	0.3	—	0.6	0.3	(1.2)
Corporate and other(d)	0.3	—	0.6	0.6	8.9	23.0	(32.8)

Total	$330.2	$168.3	$4.2	$37.8	$11.9	$26.2	$81.8

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
For the three months ended March 31, 2007:
Operating segments
Fort Knox	$47.5	$23.8	$0.3	$8.0	$0.5	$0.1	$14.8
Round Mountain	55.0	24.2	0.4	1.7	0.6	—	28.1
Paracatu	28.5	16.0	0.2	3.1	0.3	0.9	8.0
La Coipa	31.4	9.7	0.3	5.0	0.6	0.1	15.7
Maricunga(f)	24.5	15.4	—	2.0	0.6	—	6.5
Kettle River	—	—	0.2	—	0.1	1.6	(1.9)
Crixás	17.7	6.2	—	3.0	0.1	0.1	8.3
Porcupine Joint Venture(g)	22.0	14.1	0.4	2.3	0.2	0.1	4.9
Musselwhite(g)	10.7	7.8	—	2.5	0.2	—	0.2
Julietta(h)	8.4	6.9	0.1	2.3	0.5	0.1	(1.5)
Other operations(i)	—	—	0.2	—	0.2	2.5	(2.9)
Corporate and other(d)	—	—	0.9	0.4	4.0	15.9	(21.2)

Total	$245.7	$124.1	$3.0	$30.3	$7.9	$21.4	$59.0

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.

  (f)
  As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.
  (g)
  PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.
  (h)
  As part of the Bema acquisition, the Company acquired a 90% interest in Julietta on February 27, 2007.
  (i)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at		Three months ended March 31,
	March 31, 2008	December 31, 2007
			2008	2007
Operating segments
Fort Knox	$220.8	$197.2	$16.8	$8.5
Round Mountain	225.5	198.5	8.2	9.5
Paracatu	1,009.3	897.9	103.3	20.1
La Coipa	462.9	440.3	3.8	0.6
Maricunga(a)(b)	747.3	233.1	5.4	2.2
Crixás	107.8	109.1	3.5	1.9
Julietta(c)	39.9	44.6	1.0	0.3
Kettle River	325.1	319.2	7.8	8.4
Porcupine Joint Venture	—	—	—	5.1
Musselwhite	—	—	—	2.3
Other operations(d)	2,893.6	1,962.2	38.9	10.2
Assets held for sale	—	11.8
Corporate and other(e)	1,145.5	2,315.4	1.8	0.6

Total	$7,177.7	$6,729.3	$190.5	$69.7

  (a)
  Segment assets reflect a 100% interest in Maricunga as a result of the acquisition of Bema in February 2007.
  (b)
  Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.
  (c)
  Segment assets and capital expenditures reflect the Company's interest in Julietta as a result of the acquisition of Bema on February 27, 2007.
  (d)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007.
  (e)
  Includes Corporate, shutdown operations and other non-core operations. Also includes $563.8 and $436.8 million in cash and cash equivalents held at the corporate level as at March 31, 2008 and December 31, 2007, respectively.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales		Property, plant & equipment
	Three months ended March 31,
			March 31, 2008	December 31, 2007
	2008	2007
Geographic information:
United States	$126.3	$102.5	$586.4	$523.0
Canada(a)	—	32.7	13.4	22.4
Brazil	57.9	46.2	880.1	782.4
Chile	130.9	55.9	1,010.3	930.4
Russian Federation	15.1	8.4	995.4	1,218.1

Total	$330.2	$245.7	$3,485.6	$3,476.3

  The following table represents sales to individual customers exceeding 10% of metal sales:

	Metal Sales
	Three months ended March 31,
Rank	2008	2007
1	$120.8	$69.3
2	59.3	50.2
3	42.0	29.1
4	—	28.2

Total	$222.1	$176.8

% of total metal sales	67.3%	72.0%

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

12.  CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Kettle River — Buckhorn permitting and approvals

  In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired in the Crown transaction in August 2006. All permits and approvals that are required to complete development and initiate commercial mining operations at the Buckhorn property have been received. Certain opponents of the mine appealed certain permits and approvals in 2006 and 2007. The deadline for filing additional appeals has passed. In April of 2008, the Company reached a settlement agreement pursuant to which all appeals pending before the Washington Environmental and Land Use Hearings Board and the United States Federal District Court for the Eastern District of Washington have been dismissed.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

QuickLinks

Management's Discussion and Analysis for the three months ended March 31, 2008
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, (in millions of United States dollars)